UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

SILICOM LIMITED
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M84116 10 8
(CUSIP Number)

Zohar Zisapel 24 Raoul Wallenberg Street Tel-Aviv 69719 Israel +972-3-6458153.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84116 10 8

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Zohar Zisapel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
329,044 Ordinary Shares

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
329,044 Ordinary Shares

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
329,044 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.62%(1)

14	TYPE OF REPORTING PERSON
IN

(1)	Based on 7,118,000 Ordinary Shares that the Issuer published in its financial reports were issued and outstanding as of December 31, 2020.

Page 2 of 5 Pages

CUSIP No. M84116 10 8

SCHEDULE 13D/A

This Amendment No. 7 to the Statement on Schedule 13D (this “Statement”) is being filed by the undersigned to amend the schedule 13D (the “Schedule 13D”) which was originally filed on November 28, 2008, as amended and supplemented by Amendment No. 1 thereto filed on March 5, 2009, by Amendment No. 2 thereto filed on June 13, 2018, by Amendment No. 3 thereto filed on September 26, 2018,  Amendment No. 4 thereto filed on November 5, 2018, by Amendment No. 5 thereto filed on November 26, 2018, by Amendment No. 6 thereto filed on January 16, 2019, Amendment No. 7 thereto filed on August 13, 2020, Amendment No. 8 thereto filed on February 11, 2021 and Amendment No. 9 filed on February 22, 2021 relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Silicom Limited, a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba 44000, Israel.

Item 5.	Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)
The disclosure under Item 3 and Items 11 and 13 of the cover are incorporated herein by reference. The Reporting Person beneficially owns approximately  329,044 Ordinary Shares, or 4.62%, of the Company’s total number of Ordinary Shares that the Company published in its financial reports were issued and outstanding as of December 31, 2020. All 329,044 Ordinary Shares are held by the Reporting Person; The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

(c)
The following table sets forth all the transactions effected by the Reporting Person since his last report on February 22, 2021. All of these transactions were open market sales effected on the NASDAQ Global Select Market.

Date of Sale	Number of Ordinary Shares Sold	Price Per Share
February 22 2021	1,000	51.60
February 24 2021	37,024	50.63
February 25 2021	38,600	51.27

Total	76,624

Page 3 of 5 Pages

Except for such transactions, the Reporting Person has not effected any transactions in the Ordinary Shares during the past seven days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(e)	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2021

/s/ Zohar Zisapel
ZOHAR ZISAPEL

Page 5 of 5 Pages